FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

January/08

“Same store” sales grow 5.4% in January

São Paulo, Brazil, February 14, 2008. Grupo Pão de Açúcar [NYSE: CBD; BOVESPA: PCAR4 (PN)] announces its sales performance for January 2008 (unaudited preliminary figures). The information presented below was calculated based on consolidated figures and in Reais, in accordance with the Brazilian Corporate Law.

In January 2008, Grupo Pão de Açúcar’s gross sales moved up 15.8% over the same period of previous year, amounting to R$ 1,609.5 million, whereas net sales grew by 16.3%, reaching R$ 1,366.1 million.

With sales growth above the average of the Company, the highlights of the month were supermarkets CompreBem and Pão de Açúcar – which have started 2008 keeping the positive trend presented throughout 2007. In Rio de Janeiro, Sendas Distribuidora presented, for the second consecutive month, significant sales growth, a result of the products’ re-assortment and clusterization of the operation model.

In the period, it is also worth emphasizing the sales growth recorded by the Extra Perto format, a result of the conversion plan implemented, which aims the consolidation of the Company’s multiformat structure.

In the ‘same store’ concept, the growth was of 5.4% in gross sales and 5.8% in net sales. Food products sales presented a growth of 3.7% in the period, but the main highlight was the performance presented by the non-food products category, above the 7.1% growth recorded in 2007, closing the month with a 10.3% increase in the ‘same store’ concept.

Sales have been fueled by the recovery of the electronics sub-category (Mundo Entretenimento), reaching a double-digit growth in sales even considering the strong comparison basis (14.2% in 2007), and by the positive performance of the general merchandise sub-category (Mundo Casa) which, for the third consecutive month, presented an equally significant performance.

Gross Sales Performance (nominal terms)

Note: Same-store sales include stores with at least 12 months of operation
     As from November 2007, the 'total store' concept includes sales of Assai's stores.
      * Average growth of 4.5% in March/April.

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.	GRUPO PÃO DE AÇÚCAR Daniela Sabbag Investor Relations Tel: (11) 3886-0421 Fax: (11) 3884-2677 e-mail: gpa.ri@grupopaodeacucar.com.br website: www.gpari.com.br/eng

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 14 , 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.